UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated July 12, 2019 to the Argentine Securities Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 12, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), domiciled at Av. Alicia Moreau de Justo 50, City of Buenos Aires, regarding the tender offer (the “Offer”) for its Class “A” Notes due 2021 (the “Class A Notes”) announced on July 10, 2019, in order to inform you that the Company has decided to increase the Tender Cap, from US$ 200.000.000 to US$ 250.000.000.

As set forth in the terms of the offer, the Company may, in its sole discretion, subject to applicable law, increase or decrease the Tender Cap.

The entire terms and conditions of the tender offer are described in the offer documentation, including the document denominated “Offer to Purchase”, as amended or supplemented, which remains available to be solicited for any interested person with the Information Agent. Those persons interested in participating in the Offer may contact directly or request their respective custodians or agents to contact the Information Agent in order to obtain a complete set of the Offer documentation and follow the procedures described therein.

Moreover, they shall consult their own tax advisers over the consequences of participating in the Offer.

None of the Company, the Information Agent or any other person involved in the Offer makes any recommendation as to whether holders should participate or abstain to participate in the Offer. Neither the Company has authorized or entrusted any person to make any recommendation or affirmation with regards to the Offer.

The Argentine Securities Commission (Comisión Nacional de Valores) or U.S. Securities and Exchange Commission have not reviewed or authorized or imposed any resolution regarding the Offer in any of these jurisdictions, nor has the Company requested a review, authorization or resolution in any sense in these or other jurisdictions.

The Offer does not constitute a public offering in Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 12, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations